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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X              Form 40-F --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes --------      No ----X----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Signs Million Dollar Framework Agreement

With Hungarian Government For eDeveloper and iBOLT

Agreement Streamlines Procurement Process In Over 1000

Government Institutions In Centralized Program

Houten, The Netherlands (January 23, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art development and integration technology, and business solutions, announced today the signing of a framework agreement with István Schäffer, Director of the Public Procurement and Economic Management Department of the Prime Minister's office in Hungary.

The agreement enables Magic Software’s Hungarian subsidiary to sell up to a million dollars of software and services to governmental institutions, including the Company’s flagship eDeveloper application development environment and the recently announced iBOLT Integration Suite.

As part of a new centralized procurement program the Hungarian government selected Magic Software to join the program that makes it easier for government companies to buy software and services without the cumbersome and complicated procedures generally associated with government tenders. The company was one of only four companies chosen to participate in this program. The other winners were IBM, Oracle and Sybase.

“We are very pleased to see Magic Software included in this important framework agreement that acknowledges our reputation for delivering quality products and services,” said Regev Yativ, Managing Director of Magic Software’s European operation. “The agreement provides us with an opportunity to better serve government institutions in Hungary.”

Magic Software was chosen after a thorough analysis and technical review of the Company’s products and services organization. The overriding factors included the open standards and independent approach of the technology with regards to platforms, databases and integration as well as the significant support structure the company provides.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software technology for application development and integration that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's European Headquarters is located at Pelmolen 17 / 3994 Houten, The Netherlands, telephone: +31.30.6566266, fax: +31.30 6566262, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: January 23, 2003